24 February 2016

Office of Global Security Risk,

    Division of Corporation Finance,

        U.S. Securities and Exchange Commission,

            100 F Street, N.E.,

                Washington, D.C. 20549,

                    United States of America.

Attn:	Cecilia Blye, Chief of Office of Global Security Risk
John Reynolds, Assistant Director, Division of Corporation Finance

Re:	Diageo plc
Form 20-F for the Fiscal Year Ended June 30, 2015
Filed August 11, 2015
File No. 1-10691

Dear Ms. Blye:

Thank you for your letter dated 9 February 2016 setting forth requests for supplemental information relating to the Form 20-F for the fiscal year ended 30 June 2015 of Diageo plc (“Diageo”), filed with the Commission on 11 August 2015.

Diageo’s responses to your comments are set forth below, and detail the only contacts within the scope of your queries, as requested in Comment 1 or with respect to the financial periods covered by the Form 20-F with respect to Comment 2. To facilitate your review, we have included in this letter the captions and numbered comments from your comment letter in italicized text and have provided Diageo’s responses immediately following each numbered comment.

Diageo acknowledges that (i) Diageo is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the reports reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) Diageo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Office of Global Security Risk	- 2 -
Division of Corporation Finance
U.S. Securities and Exchange Commission

General

1.	You state on page 17 of the 20-F that you have sales in Africa and the Middle East, regions that include Sudan and Syria. In your letter to the staff dated April 15, 2013, you discussed limited indirect contact with Syria.

As you are aware, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria since your April 15, 2013 letter, whether through subsidiaries, distributors, partners, customers, joint ventures or other direct or indirect arrangements.

You should describe any services, products, information or technology you have provided to Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Syrian government or entities it controls.

You indicated to us in the April 15, 2013 letter that you had, and anticipated, no direct or indirect contacts with Sudan. Please tell us whether this is still the case. If it is no longer the case, please provide us with the same information regarding your contacts with Sudan as we request above regarding contacts with Syria.

Response:

Syria

Diageo does not believe there have been any material changes in relation to its contacts with Syria since Diageo’s response letter to the Staff, dated 15 April 2013.

Since completion of its acquisition of Mey Içki in August 2011 from, among others, the U.S.-based private equity firm TPG Capital, Diageo, acting through Mey Içki’s wholly owned subsidiary, Mey Alkollü İçkiler San. Ve Tic A.Ş., had maintained one limited business arrangement with respect to Syria by which Mey Içki’s spirits products have been sold to the Organization of Foreign Trading ANTSH (“ANTSH”) at the Mey Içki factory in Tekirdağ, Turkey, for export to and sale in Syria by ANTSH. ANTSH is registered in Latakia, Syria, and we believe is a wholly-owned subsidiary of Antas Kaya Yun Urunleri Ticaret Limited Sirketi, which is in turn owned by Turkish citizens Cevdet Yigit and Mahmut Yigit. ANTSH purchased Mey Içki locally-produced brands, comprising Yeni Rak1 and Tekirdağ Rak1. We respectfully note that Executive Order 13338 implementing sanctions against Syria only restricts exportation or reexportation to Syria of any product of the United States. To the best of our knowledge after inquiry, no U.S.-owned brands or U.S. subsidiaries of Diageo are involved in any aspect of the sale of Mey Içki’s products in Syria. Net sales value related to ANTSH for the fiscal year ended 30 June 2015 was approximately 504,379 Turkish lira (approximately £119,805), which represented approximately 0.001% of Diageo’s total net sales of £10,813 million for the year

Office of Global Security Risk	- 3 -
Division of Corporation Finance
U.S. Securities and Exchange Commission

ended 30 June 2015. We believe such sales to be immaterial in all respects to Diageo. The agreement between ANTSH and Mey Içki expired in accordance with its terms on 31 December 2015, and Diageo does not intend to seek renewal of the agreement. Prior to such expiration, Mey Içki had not made any sales to ANTSH since November 2014.

To the best of our knowledge, Diageo has no other current or anticipated contacts relating to Syria.

Sudan

Diageo does not believe there have been any material changes in relation to its contacts with Sudan since Diageo’s response letter to the Staff, dated 15 April 2013.

To the best of our knowledge after inquiry, Diageo (including East African Breweries Limited (“EABL”) and its subsidiaries, including Kenya Breweries Limited), does not currently sell products or conduct business in Sudan and has not done so in Sudan in the last three fiscal years. Diageo maintains limited business arrangements with certain third parties in the Republic of South Sudan. Following the independence of the Republic of South Sudan in 2011, Diageo’s indirect business activities have not been targeted at Sudan, and Diageo does not knowingly do business, directly or indirectly, with the Government of Sudan or any areas of Sudan targeted by U.S. sanctions.

To the best of our knowledge, Diageo has no other current or anticipated contacts relating to Sudan.

Office of Global Security Risk	- 4 -
Division of Corporation Finance
U.S. Securities and Exchange Commission

2.	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response:

Syria

Neither Diageo nor any of its subsidiaries presently operates in Syria or has operated in Syria in the last three fiscal years.

As set forth in our response to Comment 1 above, the agreement between ANTSH and Mey Içki expired on 31 December 2015. Prior to such expiration, Mey Içki had not made any sales to ANTSH since November 2014. Net sales value related to ANTSH for the fiscal year ended 30 June 2015 was approximately 504,379 Turkish lira (approximately £119,805), which represented approximately 0.001% of Diageo’s total net sales of £10,813 million for the year ended 30 June 2015. We believe such sales to be immaterial in all respects to Diageo. We estimate that there were no related receivables or liabilities for the fiscal year ended 30 June 2015.

We respectfully note that Executive Order 13338 implementing sanctions against Syria only restricts exportation or reexportation to Syria of any product of the United States. Diageo does not believe that any of the products sold by Diageo as part of the above arrangements were produced in the United States or otherwise a product of the United States within the meaning of Executive Order 13338. Accordingly, we believe that our operations related to Syria are consistent with U.S. policy and that U.S. investors should not be uncomfortable remaining invested in Diageo’s shares.

On the basis of the foregoing, we do not believe that Diageo’s activities related to Syria pose any material risks to Diageo or to our security holders. We believe that Diageo’s activities related to Syria should not affect our reputation or our share price or otherwise be material to a security holder in assessing, as part of an overall mix of information, an investment in Diageo.

Office of Global Security Risk	- 5 -
Division of Corporation Finance
U.S. Securities and Exchange Commission

In light of the foregoing, we do not believe that under the circumstances any additional information regarding Diageo’s activities related to Syria would be significant to our security holders.

Sudan

Neither Diageo nor any of its subsidiaries presently operates in Sudan or has operated in Sudan in the last three fiscal years. Following the independence of the Republic of South Sudan in 2011, Diageo’s indirect business activities have not been targeted at Sudan, and Diageo does not knowingly do business, directly or indirectly, with the Government of Sudan or any areas of Sudan targeted by U.S. sanctions. Accordingly, we believe that our indirect operations in the Republic of South Sudan are consistent with U.S. policy and that U.S. investors should not be uncomfortable remaining invested in Diageo’s shares.

On the basis of the foregoing, we do not believe that Diageo’s activities in the Republic of South Sudan and related to Sudan pose any material risks to Diageo or to our security holders. We believe that Diageo’s activities in the Republic of South Sudan and related to Sudan should not affect our reputation or our share price or otherwise be material to a security holder in assessing, as part of an overall mix of information, an investment in Diageo.

In light of the foregoing, we do not believe that under the circumstances any additional information regarding Diageo’s activities in Sudan would be significant to our security holders.

*            *             *

Office of Global Security Risk	- 6 -
Division of Corporation Finance
U.S. Securities and Exchange Commission

Please direct any questions or comments regarding the enclosed material to Richard Morrissey or Evan Simpson of Sullivan & Cromwell LLP, Diageo’s U.S. securities legal counsel, at (212) 558-4000 (phone) or (212) 558-3588 (fax), who will arrange with Diageo an appropriate response.

Very truly yours,

/s/ Paul Tunnacliffe
Paul Tunnacliffe

cc:	David Harlock

Muneeza Aumir

Julia Davis

(Diageo plc)

Richard C. Morrissey

Evan S. Simpson

(Sullivan & Cromwell LLP)